
April 16, 2021

John Pagliuca
Chief Executive Officer
N-able, LLC
7171 Southwest Parkway
Building 400
Austin, Texas 78735

> **Re: N-able, LLC**
> **Amendment No. 2 to Form 10**
> **Filed April 14, 2021**
> **File No. 001-40297**

Dear Mr. Pagliuca:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. References to prior comments are to those in our letter dated April 12, 2021.

Form 10-12B/A filed April 14, 2021

Risk Factors
The Cyber Incident has had and may continue to have an adverse effect on our business..., page 39

1.   We note your response to prior comment 1. If your investigation of the Cyber Incident has revealed an earlier date for when the bad actors involved first gained access to your systems, you should disclose that date.

Notes to Unaudited Pro Forma Combined Financial Statements
Note 3: Autonomous Entity Adjustments, page 72

2.   We note from your disclosures on page 86 that for the year ended December 31, 2020, none of the $3.5 million of pre-tax expenses incurred by SolarWinds related to the Cyber Incident were allocated to the N-able business. We further note that in response to the Cyber Incident and in connection with the separation, you are working to further enhance security, monitoring and authentication of your solutions and expect to incur additional expense related to these efforts in future periods. Please explain why you did not include any adjustments in your pro forma financial statements for the estimated costs of the investigation or other costs you expect to incur in connection with the Cyber Incident. This would appear to be an "Autonomous Entity Adjustment". Describe the status of your investigation as it relates to N-able and the nature of the remaining tasks to be performed.

Note 5: Management's adjustments, page 76

3.   We note your placeholder for Management's Adjustments. The explanatory notes must also include disclosure of the basis for and material limitations of each Management's Adjustment, including any material assumptions or uncertainties of such adjustment, an explanation of the method of the calculation of the adjustment, if material, and the estimated time frame for achieving the synergies and dis-synergies of such adjustment. Please note that we may have additional comments once this information is provided in a future amendment. We refer you to Article 11-02(a)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
SolarWinds Cyber Incident, page 87

4.   We note your response to prior 3. Please revise to clarify your disclosures that state the threat actors had access to, and you believe exfiltrated, your source code and other confidential information from the shared SolarWinds environment. In this respect, describe in greater detail the scope and any potential impact of the exfiltrated source code to your systems, solutions, MSP partners and customers. Indicate the date you first became aware that threat actors had access to, and you believe exfiltrated, your source code. Tell us how you evaluated and assessed any contingent liabilities due to potential damages to your customers. We refer you to ASC 450-20-55-14.
Disclose any remediation efforts for your exfiltrated source code and steps you have taken or expect to take to support and protect your customers. Indicate whether any of your customers were notified of any impact to them and whether any indemnification clauses have be activated. Your revised disclosures should also describe the types of data or other confidential information exfiltrated from the shared SolarWinds environment. In addition, tell us your consideration of disclosing your exfiltrated source code and other confidential information from the shared SolarWinds environment as a subsequent event. We refer you to the guidance in ASC 855-10-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John Gilluly